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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 67124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Extension Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4015 Hillsboro Pike, Suite 214
(No. and Street)

Nashville	Tennessee	37215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Will Fitzgibbons 615-250-1596
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Avenue, Suite 550	Nashville	Tennessee	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/2010
gp

OATH OR AFFIRMATION

I, Will Fitzgibbons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Extension Advisors, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public



PATSY M. WILLIAMS
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY
My Commission Expires March 10, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

EXTENSION ADVISORS, LLC

TABLE OF CONTENTS



FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT

To the Member of
Extension Advisors, LLC
Nashville, Tennessee

We have audited the accompanying statements of financial condition of Extension Advisors, LLC (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Extension Advisors, LLC as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 – 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean & Howard, PLLC

Nashville, Tennessee
February 15, 2010

EXTENSION ADVISORS, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 122,169	$ 125,989
Accounts receivable	33,445	17,366
Prepaid expenses and other	1,737	1,375
Property and equipment, net of accumulated depreciation of $9,716 and $7,922, respectively	3,229	4,542
Total assets	$ 160,580	$ 149,272
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$ 15,123	$ 1,459
Total liabilities	15,123	1,459
Member's equity	145,457	147,813
Total liabilities and member's equity	$ 160,580	$ 149,272

See accompanying notes.

EXTENSION ADVISORS, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Consulting income	$ 782,849	$ 867,750
Other income	22,088	30,721
Total revenues	804,937	898,471
Expenses:		
Professional fees	530,835	65,866
Commissions paid to sole member	224,000	741,300
Rent	16,344	16,344
Regulatory expenses	10,474	7,334
Other	9,533	12,977
Travel	5,974	12,945
Employee benefits	5,848	55,215
Telephone	2,491	1,893
Depreciation	1,794	1,869
Total expenses	807,293	915,743
Net loss	$ (2,356)	$ (17,272)

See accompanying notes.

EXTENSION ADVISORS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the years ended December 31, 2009 and 2008

	2009	2008
Balance, beginning of year	$ 147,813	$ 165,085
Net loss	(2,356)	(17,272)
Balance, end of year	$ 145,457	$ 147,813

See accompanying notes.

EXTENSION ADVISORS, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (2,356)	$ (17,272)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,794	1,869
Changes in operating assets and liabilities:		
Accounts receivable	(16,079)	16,002
Prepaid expenses and other	(362)	800
Accounts payable and accrued expenses	13,664	(32,630)
Net cash used in by operating activities	(3,339)	(31,231)
Cash flows from investing activities:		
Purchase of property and equipment	(481)	(208)
Net cash used in investing activities	(481)	(208)
Net decrease in cash and cash equivalents	(3,820)	(31,439)
Cash and cash equivalents, beginning of year	125,989	157,428
Cash and cash equivalents, end of year	$ 122,169	$ 125,989

See accompanying notes.

EXTENSION ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Extension Advisors, LLC (the "Company") was formed effective March 22, 2004 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the Financial Industry Regulatory Authority. It operates as a Tennessee limited liability company (LLC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash in financial institutions at balances that at times may exceed federally insured limits. However, at December 31, 2009, cash balances were within federally insured limits.

Property and equipment

Property and equipment is recorded at cost. Depreciation is provided in amounts necessary to allocate the cost of the assets over their expected useful lives using the straight-line method.

Income taxes

The Company is treated as a sole proprietorship for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the personal return of the member and taxed depending on his personal tax situation. Accordingly, the financial statements do not reflect a provision for federal income taxes. The Company is subject to certain state franchise and excise taxes.

Accounting Standards Codification

The Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") became the sole authoritative source of generally accepted accounting principles in the United States of America for periods ending after September 15, 2009. The FASB ASC incorporates all authoritative literature previously issued by a standard setter. Adoption of the FASB ASC has no effect on the Company's financial condition, results from operations, member's equity or cash flows.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 and 2008 consists of the following:

	2009	2008
Furniture and fixtures	$ 6,844	$ 6,844
Computer equipment	6,101	5,620
	12,945	12,464
Less: Accumulated depreciation	(9,716)	(7,922)
	$ 3,229	$ 4,542

NOTE 4 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2009 and 2008.

NOTE 5 – CONSULTING INCOME

Consulting income is comprised of advisory fees in merger and acquisition transactions. Consulting engagements typically require nonrefundable retainers with additional fees receivable upon the completion of a transaction.

NOTE 6 – COMMISSION PAYMENTS TO MEMBER

The Company paid fees of $224,000 and $741,300 to its sole member during 2009 and 2008 respectively. Commission payments to members that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of Company net income.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had net capital of $107,046 and $124,530, which was $102,046 and $119,530 in excess of its required net capital of $5,000.

NOTE 8 – SUBSEQUENT EVENT

The Organization evaluated subsequent events through February 15, 2010, when these financial statements were available to be issued. We are not aware of any significant events that occurred subsequent to the statement of financial position date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

EXTENSION ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

Schedule I

	2009	2008
Computation of basic net capital requirement:		
Net worth per financial statement	$ 145,457	$ 147,813
Total nonallowable assets	(38,411)	(23,283)
Net capital	$ 107,046	$ 124,530
Minimum net capital requirement	$ 1,008	$ 97
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Greater of above amounts	$ 5,000	$ 5,000
Excess net capital	$ 102,046	$ 119,530
Excess net capital at 1000%	$ 105,533	$ 124,384

EXTENSION ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2009 and 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

EXTENSION ADVISORS, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2009 and 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

EXTENSION ADVISORS, LLC
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2009 and 2008

The net capital computed on page 10 and the Company's computation of net capital on its December 31, 2009 and 2008 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the rule.

EXTENSION ADVISORS, LLC
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
December 31, 2009 and 2008

Not Applicable



FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Extension Advisors, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Extension Advisors, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are

to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected in a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

February 15, 2010



FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Extension Advisors, LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Extension Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Extension Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Extension Advisors, LLC's management is responsible for Extension Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries (check register), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T in related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

February 15, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067124 FINRA DEC
EXTENSION ADVISORS LLC 13*13
4015 HILLSBORO PIKE STE 214
NASHVILLE TN 37215-2788

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,944.95

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (224.59)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,720.36

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,720.36

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,720.36

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Extension Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9th day of February, 2010.

Managing Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 777,979.98

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 777,979.98

2e. General Assessment @ .0025 $ 1,944.95

(to page 1 but not less than $150 minimum)

EXTENSION ADVISORS, LLC

FINANCIAL STATEMENTS

December 31, 2009 and 2008